OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

[redacted]

July 08, 2005

05009719

Securities and Exchange Co
Office of International Corpo...
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

Subject: File No. 82-34864

SUPPL

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: information on candidates for the company's Audit and Compliance Committee and Board of Directors and for the company's auditor; press-releases; recommendations of the Board of Directors with regard to dividend payments; draft decisions of the general meeting, and the quarterly report on compliance with corporate governance norms (in order to maintain securities in A quotation lists) for the first quarter of 2005 submitted to the following exchanges: MICEX and the RTS. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours sincerely

Yury Rovensky
General Director

«РБК Информационные Системы»
МОСКВА

PROCESSED
JUL 14 2005
THOMSON
FINANCIAL

dlw 7/14

"APPROVED"
by the Board of Directors
of OAO RBC Information Systems
Chairman of the Board of Directors

/G. Kaplan

«РБК Информационные Системы»
МОСКВА

Drafted resolutions of the annual general meeting of shareholders of OAO RBC Information Systems

1. To approve the annual report, annual accounting records, including the profit and loss statement (accounts of profits and losses), of the Company. To pay no dividends for 2004.

2. To approve the new edition of the Company's Articles of Association.

3. To approve the new edition of the Provisions of General Meeting of Shareholders

4. To elect the Company's Audit Commission, consisting of:

   1. Alexandra S. Savchenko
   2. Tatyana A. Knyazeva
   3. Yelena G. Ashitko

5. To appoint the Company's auditors:
   1. The KPMG Limited auditing firm for international audit;
   2. Online Audit Ltd. for Russian audit.

6. To increase the Company's authorized capital, totaling 115,000 (one hundred and fifteen thousand) rubles as of the date of this meeting, by 4,260 (for thousand two hundred and sixty) rubles by means of issuing additional nominal shares with a par value of 0.001 rubles each, in total, 4,260,000 (four million two hundred and sixty thousand) shares, within the number of shares that have been announced for issuing (hereinafter referred to as Additional Shares). Following the increase, the Company's authorized capital will total 119,260 (one hundred and nineteen thousand two hundred and sixty) rubles, consisting of 119,260,000 (one hundred and nineteen million two hundred and sixty thousand) common nominal shares with a par value of RUR0.001 each. Form of issue of Additional Shares: nominal uncertificated shares.

To set the following conditions for placement of the Additional Shares:

(i) The Additional Shares shall be placed by means of private placement for the specified group of persons: ZAO RBC Holding, in accordance with the resolution on the issue and the prospectus of the Additional Shares.

(ii) Date of the beginning of the placement of the Additional Shares: the first working day following the end of a two-week period after the disclosure date of information on state registration of the issue of the Additional Shares.

(iii) Date of the ending of the placement of the Additional Shares: no later than 1 year after the date of state registration of the securities issue.

(iv) To set the offering price for the Additional Shares, based on the closing price at the trading session on the MICEX Stock Exchange on the day of the state registration of the Additional Shares, and if there is no trade on the MICEX Stock Exchange on that day, the closing price on the following trading day.

(v) The Additional Shares shall be paid for in cash in Russian rubles at the moment of their acquisition in full, in accordance with the decision on the issue and the prospectus of the Additional Shares.

7. To approve the provision of a loan by the Company to RBC Investments (Cyprus) Ltd., totaling 206,000,000 (two hundred and six million) rubles at an annual interest rate of 1% (one percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to Niken Ltd. by the Company, totaling 7,100,000 (seven million one hundred thousand) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to Niken Ltd. by the Company, totaling 43,290,000 (forty-three million two hundred and ninety thousand) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to Niken Ltd. by the Company, totaling 21,000,000 (twenty one million) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to RBC-Publishing Ltd., totaling 75,250,000 (seventy-five million two hundred and fifty thousand) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to RBC-Publishing Ltd., totaling 8,000,000 (eight million) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to RBC-Publishing Ltd., totaling 36,000,000 (thirty-six million) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to RBC-Publishing Ltd., totaling 75,000,000 (seventy-five million) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to ZAO RBC-Engineering, totaling 2,000 (two thousand) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the provision of a loan to ZAO RBC-Engineering, totaling 10,000 (ten thousand) rubles at an annual interest rate of 6% (six percent). The beneficiary for this deal is the lender, OAO RBC Information Systems.

To approve the sale of common nominal uncertificated shares in the Company from the additional issue, in total, 4,260,000 (four million two hundred and sixty thousand) shares, to ZAO RBC Holding. The price of the shares to be sold shall be determined on the basis of the closing price at the trading session on the MICEX Stock Exchange on the day of state registration, or on the following trading day, if the MICEX Stock Exchange is closed on the specified day.

To approve deals that may be concluded by the Company in the future during the course of the Company's routine commercial operations, between the Company and 1) ZAO RBC-TV, totaling 300,000,000 (three hundred million) rubles; 2) ZAO RBC SOFT, totaling 300,000,000 (three hundred million) rubles; 3) ZAO RBC Holding, totaling 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting, totaling 300,000,000 (three hundred million) rubles; 5) RBC-Center Ltd., totaling 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd., totaling 400,000,000 (four hundred million) rubles; 7) RBC-Reklama Ltd., totaling 300,000,000 (three hundred million) rubles; 8) RBC-TV Production Ltd., totaling 300,000,000 (three hundred million) rubles; 9) RBC-Publishing Ltd., totaling 300,000,000 (three hundred million) rubles; 10) ZAO RBC-Engineering, totaling 300,000,000 (three hundred million) rubles.

8. To elect the Board of Directors, consisting of:

1. German V. Kaplun
2. Alexander M. Morgulchik

3. Dmitry G. Belik
4. Sergey Y. Lukin
5. Givi Topchishvili
6. Leonid A. Khazan
7. Ekaterina A. Lebedeva
8. Yury A. Rovensky
9. Artemiy V. Inyutin
10. Alexey V. Kuzovkin
11. Yuri Mostovoy
12. Hans-Joerg Rudloff
13. Neil Osborn
14. Michael Hammond

"APPROVED"
by the Board of Directors
of OAO RBC Information Systems
Chairman of the Board of Directors

________/German Kaplun

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «РБК Информационные Системы» г. Москва

Information about candidates for the Audit and Compliance Committee of OAO RBC Information Systems

No.	Candidate	Education	Employment history for the last 5 years	Candidate's written consent
1.	Alexandra Savchenko, born in 1969	Moscow State Institute of Electronics and Mathematics	1998 to 2000 – Chief Accountant at OOO Megakor 2000 to 2001 – Chief Accountant at OOO RBC Center 2001 to 2002 – Chief Accountant at OAO RBC Information Systems 2002 to present time – Deputy Financial Director at OAO RBC Information Systems	Available
2.	Tatyana Knyazeva, born in 1954	Moscow Ordzhonikidze Aviation Institute	1998 to 2001 – Deputy Chief Accountant at OOO Megakor 2001 to 2002 – Deputy Chief Accountant at OOO RBC Center 2002 to present time – Chief Accountant at ZAO ROSBUSINESSCONSULTING	Available
3.	Elena Ashitko	Moscow State University of Economics, Statistics and Informatics	1997 to 2001 – Chief Accountant at Suena Internet Technologies 2001 to 2005 – Chief Accountant at OOO RBC Center 2005 to present time – Director for Economics at OOO RBC Center	Available

«APPROVED»
by the Board of Directors of
OAO RBC Information Systems
Chairman of the Board of Directors

/German Kaplun

«РБК Информационные Системы» МОСКВА

Information about candidates for the Board of Directors of OAO RBC Information Systems

No.	Candidate	Education	Employment history	Candidate's written concent
1.	German Kaplun, born in 1968.	Russian Academy of Economics	1991 to present – Deputy Chairman of the Board of the ORGTEKHNIKA production cooperative 1993 to 2000 – General Director of ZAO SIBAT 1998 to 2000 – Deputy General Director of ZAO RosBusinessConsulting 2000 to 2001 – General Director of ZAO RBC Holding 2002 to 2002 – member of the Executive Board of OAO RBC Information Systems 2001 to present – member of the Board of Directors of OAO RBC Information Systems	Available
2.	Alexander Morgulchik, born in1970.	Russian Academy of Economics	1996 to present – Vice President of ZAO RosBusinessConsulting 1998 to present – General Director of OOO Megakor 2000 to present – General Director of OOO TELLI 2001 to present – member of the Board of Directors of OAO RBC Information Systems	Available
3.	Dmitry Belik, born in1968.	Russian Academy of Economics	1996 to 2000 – General Director of ZAO Akkord-Tsentr 2000 to 2003 – General Director of ZAO Publishing House RosBusinessConsulting 2000 to 2000 – Deputy General Director of ZAO RosBusinessConsulting 2002 to 2002 – member of the Executive Board of OAO RBC Information Systems 2003 to 2004 – General Director of OOO RBC Reklama 2001 to present – member of the Board of Directors of OAO RBC Information Systems	Available
4.	Sergey Lukin,	Russian National Distance-	1995 to 2002 – General Director of ZAO Russky Dom Corporation	Available

		Learning Finance and Economy Institute	2001 to 2001 – Deputy General Director of OOO RBC Center 2001 to present – Deputy General Director of OAO RBC Information Systems 2001 to present – member of the Board of Directors of OAO RBC Information Systems	
5.	Givi Topchishvili, born in 1963.	Russian University of Chemistry and Technology	1997 to 1998 – Executive Director of STIK Ltd. 1999 to present – President of Media Press Corp. 1999 to present – Executive Director of Global Advertisement Strategies 2002 to present – member of the Board of Directors of OAO RBC Information Systems	Available
6.	Ekaterina Lebedeva, born in 1971.	Moscow Technological Institute of Light Industry	1994 to 1999 – Deputy Head of the Accounting and Transaction Processing Department of the Moscow Bank for Development of Science and Technologies 1999 to 2000 – Deputy Director of OOO Sterkh-Expert 2000 to 2000 – Head of the Project Coordination Department of ZAO RosBusinessConsulting 2001 to present – General Director of ZAO RBC Holding 2002 to 2003 – General Director of ZAO RBC TV 2003 to present – General Director of ZAO RBC Engineering 2002 to present – member of the Board of Directors of OAO RBC Information Systems	Available
7.	Leonid Khazan, born in 1970.	Moscow Distance-Learning University for the Humanities	1994 to 1999 – Deputy Head of the Information Processing Department of the Moscow Bank for Development of Science and Technologies 1998 to present - Deputy General Director for Marketing and Communications at ZAO RosBusinessConsulting 2002 to present – member of the Board of Directors of OAO RBC Information Systems	Available
8.	Yury Rovensky, born in 1969 r.p.	Russian Academy of Economics	1997 to 2000 – Deputy Rector of Russian Academy of Economics 2000 to 2003 – General Director of OOO RBC Center 2001 to 2002 – member of the Board of Directors of OAO RBC Information Systems 2001 to 2002 – Chief Executive officer of OAO RBC Information Systems 2004 to present – General Director of	Available

			OOO RBC Reklama 2002 to present – General Director (CEO) of OAO RBC Information Systems	
9.	Artemiy Inyutin, born in 1967.	Moscow State Institute for Radio Engineering, Electronics and Automatics; Finance Academy under the Government of the Russian Federation	1997 to 2000 – Head of the Internal Control Department at OOO Macprombank 2000 to2000 – Senior deputy General Director of OO RBC Center 2000 to present – General Director of ZAO RosBusinessConsulting 2003 to present – General Director of ZAO RBC TV	Available
10.	Alexey Kuzovkin, born in 1975.	Moscow Power Engineering Institute	1998 to 2000 – Head of the Technical Department at ZAO RosBusinessConsulting 2000 to 2001 – Vice President for Information Technologies at ZAO RosBusinessConsulting 2001 to present – General Director of ZAO RBC SOFT	Available
11.	Yuri Mostovoy, born in 1944.	Moscow Aviation Institute	1996 to 1998 – President of Beechtree 1998 to 2002 – President of Interval LLC 2002 to 2002 – Department Head at Barclays Capital 2002- present – member of the Board of Directors of OAO RBC Information Systems 2003 to present – Director of RBC Information Systems (Europe) N.V.	Available
12.	Hans-Joerg Rudloff, born in 1940.	University of Bern	1994 to 1998 – Chairman of MC-BBL 1998 to present – Chairman of the Executive Committee of Barclays Capital 2002 to present – member of the Board of Directors of OAO RBC Information Systems	Available
13.	Neil Osborn, born in 1949.	Worcester College, Oxford, MA Modern History	1983 to present – Director of Euromoney Publications PLC 2002 to present – member of the Board of Directors of OAO RBC Information Systems	Available
14.	Michael Hammond, born in 1959.	University of Rochester, USA	1996-1999 – Director of Robert Fleming & Co./ Jardine Fleming & Co. 2002 to present – partner of City Capital Limited; partner of Iverta Limited – Bermuda; partner of Strathbogie Trust Co. Ltd. -Bermuda 2002- present – member of the Board of Directors of OAO RBC Information Systems	Available

Auditor Profile

KPMG Limited is a leading provider of consulting and auditing services.

The company KPMG Limited brings together around 100,000 experts in at least 150 countries worldwide.

KPMG Limited's widespread network embraces such regions as America, Europe/Middle East, and Asia/Asian Pacific region.

KPMG Limited has enjoyed permanent representation in Russia since 1990. Most of the KPMG staff, totaling 650 people, are Russian specialists, and assisted by highly-qualified specialists from Great Britain, the USA, Canada, Australia, New Zealand, Germany, Ireland, Denmark and Sweden.

KPMG Limited has considerable experience in cooperating with Russia's largest joint stock companies, as well as with international companies whose shares are traded on the stock market.

KPMG Limited delivers a broad range of insurance, tax and legal, consulting and corporate finance advisory services.

The auditing firm's core activities include report audits, according to both Russian and international accounting standards; assistance in accounting consolidation; assistance in converting Russian accounting; tax and business consulting; professional training; legal consulting; corporate finance services, and assets and business evaluation.

The procedure adopted by KPMG Limited provides examination of accounting audit reports by an associate outside the working team, and a number of other procedures before the audit report is issued.

In 2002, KPMG Limited's revenue reached USD10.72bn, up by 3.9 percent from 2001, and thereby reflecting the high performance of all the company's units.

Auditor Profile

OOO Online Audit has been operating in the auditing and consulting services market for more than three years.

Online Audit Limited Liability Company is a provider of auditing and accounting, as well financial, legal and tax consulting services.

The company maintains governmental licenses for performing general auditing activities.

OOO Online Audit has been placed under no sanctions from licensing authorities for poor quality audits and nonobservance of professional ethics and audit standards.

OOO Online Audit provides the following types of services:

- Audits;
- Tax consulting;
- Tax planning and structuring;
- Accounting setup;
- Accounting;
- Accounting policy development;
- Accounting technique consulting;
- Income declaration preparation consulting;
- Preparation of topical legislation surveys upon clients' requests, based on the specific fields of their activity.

RBC RosBusinessConsulting

RBC named among Russia's leading software developers

Moscow, June 6, 2005. RBC SOFT, an IT subsidiary of OAO RBC Information Systems (**RTS, MICEX: RBCI**), has been ranked 11th in the iOne-2004 rating of the leading software developers on the Russian IT market.

The 'iOne: Information Technologies' project – an illustrated supplement to the Sekret Firmy magazine and a popular Internet resource – has presented its third rating of Russian IT companies. In the iOne-2004 rating, companies have been ranked using a non-dimensional index, characterizing the scale of their business. The index is primarily determined by the revenue the companies received in 2004, the number of employees, client diversification of business, and the number of affiliates. While comparing software developers, not only revenues from off-the-shelf products were taken into account, but also those from the implementation and support of developed solutions.

The rating's organizers say the openness of Russian companies has improved, and this year 72 companies – all most active IT companies working on the domestic market – have filled in applications to participate in the rating. The organizers believe the problem of data reliability has remained vexed: less than 10% of IT companies have furnished audited financial statements.

"The high efficiency of RBC's business is due to synergies between the media and IT divisions of our company," RBC SOFT General Director Alexey Kuzovkin said while commenting on the rating's results. "RBC's key activities are closely connected and complement each other very well. This is the reason for both the uniqueness of the package of services we offer and the secret of our success," Kuzovkin added.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC gets into FT's top 100 East Europe list

Moscow, June 16, 2005 – OAO RBC Information Systems (**RTS, MICEX: RBCI**) has been named among the top 100 Eastern European companies, for the first time. The ranking list was compiled by the British newspaper The Financial Times, which annually publishes its FT Global 500 ranking of the world's largest companies and regional lists.

The companies are ranked by market capitalization, seen by the newspaper as the best criterion for measuring corporate performance. Market capitalization can also be seen as an advance indicator since share prices usually reflect not only a company's current condition, but also investors' expectations. The global and regional lists comprise companies with a free float of at least 15 percent. All market values and prices are given as of March 31, 2005, and converted into US dollars for the purpose of convenience.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC held Annual General Meeting of shareholders today

Moscow, June 22, 2005. OAO RBC Information Systems **(RTS, MICEX: RBCI)** held an Annual General Meeting today.

The Company's shareholders have passed the following resolutions:

- To approve the Company's annual report. Not to pay out dividends for 2004
- To approve new editions of the Company's Articles of Association and the Charter of the Annual General Meeting
- To approve KPMG Limited as the auditor of the Company's financial statements in accordance with IFRS and appoint OOO Online Audit as the auditor of the Company's financial statements in accordance with Russian accounting standards
- To issue an additional 4,260,000 shares (3.7% of the share capital) through private offering within the framework of the Company's option program.
- To elect to the Board of Directors of OAO RBC Information Systems:
    1. German Kaplun
    2. Alexander Morgulchik
    3. Dmitry Belik
    4. Sergey Lukin
    5. Yury Rovensky
    6. Artyom Inutin
    7. Hans-Joerg Rudloff (independent director)
    8. Neil Osborn (independent director)
    9. Michael Hammond (independent director)

The number of seats on the Board of Directors has been reduced from 12 to 9 compared with the previous year.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

"APPROVED"
by the Board of Directors
of OAO RBC Information Systems
Chairman of the Board of Directors

_______________/German Kaplun

«РБК Информационные Системы»

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF OAO RBC INFORMATION SYSTEMS FOR THE DISTRIBUTION OF PROFITS AND LOSSES OF THE COMPANY AS OF THE END OF THE FISCAL YEAR.

The Board of Directors of OAO RBC Information Systems does not recommend that the Annual General Meeting distribute the profit and losses for 2004 of OAO RBC Information Systems among shareholders.

Appendix 3
to the Regulations on Listing and Authorization of Placement
and Circulation of Securities at ZAO MICEX Stock Exchange

Information on compliance of OAO RBC Information Systems with mandatory requirements for adding securities to "A" Trading List of MICEX Stock Exchange

No.	Requirements	Information on compliance or non-compliance with respective requirements	Proof of compliance with requirements (references to provisions of the issuer's documents)
1. General requirements for issuers			
1.1.	The issuer's Board of Directors shall be elected by means of cumulative voting	Fulfilled	Clause 14.6 of the Articles of Association (Version 7, registered by Inspection No. 36 of the Tax Ministry of Russia on August 18, 2004)
1.2.	There shall be at least three independent directors on the issuer's Board of Directors, who shall meet the following requirements: They shall not be officers or employees of the issuer at the moment of their election and over three years preceding their election; They shall not be officers at any other company, in which any of the issuer's officers is a member of the Board of Directors' committee for human resources and remuneration; They shall not be spouses, parents, children, brothers or sisters of the issuer's officers; They shall not be affiliated with the issuer or its affiliates; The shall not be parties with regard to the issuer's obligations whose conditions envisage their acquiring property (funds) totaling 10 or more percent of the total annual income of these persons, except the receipt of remuneration for work on the issuer's Board of Directors; They shall not represent the state; They shall not be members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn

1.3.	The issuer's Board of Directors shall form a committee, whose only functions shall be the evaluation of candidates for auditors of the joint-stock company; reviewing the auditor's conclusions; evaluation of the issuer's internal control procedures, and preparation of proposals on their improvement (the audit committee), chaired by an independent director.	Fulfilled	Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
	The audit committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only (therefore, the committee shall not include the chief executive and (or) members of the issuer's collegial executive body).	Fulfilled	The Committee was not elected, the preliminary Board Meeting date was set for July 18,2005
	Results of reviewing the conclusions of the issuer's auditor, prepared by the audit committee, shall be presented in the form of materials provided for the issuer's annual general meeting of shareholders.	Fulfilled	Clause 4 of Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
1.4.	The issuer's Board of Directors shall form a committee for human resources and remuneration, whose only functions shall be as follows:	Fulfilled	Article 29 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
	Development of principles and criteria for defining the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer, or the managing organization or manager;		
	Preparation of proposals on defining material conditions of contracts with members of the Board of Directors, members of the collegial executive body, and the chief executive of the issuer;		
	Defining the criteria for candidates for seats on the Board of Directors, the collegial executive body, and chief executive of the issuer, as well as preliminary evaluation of such candidates;		
	Regular evaluation of the work of the chief executive (managing organization, or manager) and members of the collegial executive body of the issuer, and preparation of proposals for the Board of Directors with regard to the possibility of their reappointment.		

	The human resources and remuneration committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only.	Fulfilled	The Committee was not elected, the preliminary Board Meeting date was set for July 18,2005
1.5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
1.6.	The issuer's internal documents shall stipulate an obligation for members of the Board of Directors and the collegial executive body; the chief executive, or the managing organization and its officers to disclose information about ownership of the issuer's securities, as well as on selling and (or) acquiring the issuer's securities.	Fulfilled	Clause 7 of Article 40 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004); Clause 5.7 of Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
1.7.	The issuer shall disclose information about the amount of remuneration received by members of the Board of Directors, members of the collegial executive body and the chief executive, or the managing organization and the manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is provided in Clause 5.3 of the company's quarterly report for the 1rd quarter of 2005.
1.8.	The Board of Directors of the issuer shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	The Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
1.9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and deals on them, which cannot be accessed by the public and, in the event of its disclosure, can have a material effect on the market price of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
1.10.	The Board of Directors of the issuer shall approve a document defining procedures for internal control of the issuer's financial and commercial operations; fulfillment of these procedures shall be supervised by a special department of the issuer, which shall report any violations uncovered to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)

2. Special requirements for joint-stock companies

2.1.	A notice about a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)
2.2.	The joint-stock company has taken an obligation not to exempt an acquirer of the obligation from offering shareholders the option of selling their common shares in the company (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the common shares in the joint-stock company.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)

3. Special requirements for issuers that are not joint-stock companies

3.1.	Issuers that are not joint-stock companies shall fulfill the provisions of regulations issued by the federal agency, defining the requirements for the disclosure of information for joint-stock companies.		

General Director
OAO RBC Information Systems **Yury Rovensky**

06 July, 2005

OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

To: Konstantin Chernyshov
Chairman of the Partnership's Trading Committee

OAO RBC Information Systems' quarterly report on compliance with corporate conduct norms (for keeping the securities on the Partnership's "A" trading list) for the 2 quarter of 2005

No.	List of corporate conduct norms	Compliance (full, partial, or non-compliance)	Notes*
General requirements for issuers			
1.	The issuer's Board of Directors shall be elected by means of cumulative voting	Fulfilled	Clause 14.6 of the Articles of Association (Version 7, registered by Inspection No. 36 of the Tax Ministry of Russia on August 18, 2004)
2.	There shall be at least three independent directors on the issuer's Board of Directors, who shall meet the following requirements: • They shall not be officers or employees of the issuer at the moment of their election and over three years preceding their election; • They shall not be officers at any other company, in which any of the issuer's officers is a member of the Board of Directors' committee for human resources and remuneration; • They shall not be spouses, parents, children, brothers or sisters of the issuer's officers; • They shall not be affiliated with the issuer or its affiliates; • They shall not be parties with regard to the issuer's obligations, whose conditions envisage their acquiring property (funds) totaling 10 or more percent of the total annual income of these persons, except the receipt of remuneration for work on the issuer's Board of Directors; • They shall not represent the state; • They shall not be members of the issuer's Board of Directors for over 5 years.	Fulfilled	Articles 41, 42 of the Regulations of the Board of Directors (version No. 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The independent directors: 1. Hans-Joerg Rudloff; 2. Michael Hammond; 3. Neil Osborn
3.	The issuer's Board of Directors shall form a committee, whose only functions shall be the evaluation of candidates for auditors of the joint-stock company; the reviewing of auditors' conclusions; the evaluation of the issuer's internal control procedures, and the preparation of proposals on their improvement (the audit committee), chaired by an independent director. The audit committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-	Fulfilled	Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)

	executive directors only (therefore, the committee shall not include the chief executive and (or) members of the issuer's collegial executive body). Results of reviewing the conclusions of the issuer's auditor, prepared by the audit committee, shall be presented in the form of materials provided for the issuer's annual general meeting of shareholders.		The Committee was not elected, the preliminary Board Meeting date was set for July 18,2005 Clause 4 of Article 30 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004)
4.	The issuer's Board of Directors shall form a committee for human resources and remuneration, whose only functions shall be as follows: Development of principles and criteria for defining the amount of remuneration paid to members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer, or the managing organization or manager; Preparation of proposals for defining material conditions of contracts with members of the Board of Directors, members of the collegial executive body and the chief executive of the issuer; Defining the criteria for candidates for seats on the Board of Directors, the collegial executive body, and chief executive of the issuer, as well as preliminary evaluation of such candidates; Regular evaluation of the work of the chief executive (managing organization, or manager) and members of the collegial executive body of the issuer, and preparation of proposals for the Board of Directors with regard to the possibility of their reappointment. The human resources and remuneration committee shall consist of independent directors only, and if this is impossible for objective reasons, it shall consist of independent and non-executive directors only.	Fulfilled	Article 29 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004) The Committee was not elected, the preliminary Board Meeting date was set for July 18,2005
5.	The issuer shall form a collegial executive body.	Fulfilled	Clause 15.8 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August 18, 2004)

6.	The issuer's internal documents shall stipulate an obligation for members of the Board of Directors and the collegial executive body; the chief executive, or the managing organization and its officers to disclose information about ownership of the issuer's securities, as well as on selling and (or) acquiring the issuer's securities.	Fulfilled	Clause 7 of Article 40 of the Regulations of the Board of Directors (Version 3, approved by the general meeting of shareholders, Minutes No. 15 dated June 8, 2004); Clause 5.7 of the Regulations of the Executive Board (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
7.	The issuer shall disclose information about the amount of remuneration received by members of the Board of Directors, members of the collegial executive body and the chief executive, or the managing organization and the manager.	Fulfilled	Clause 2.7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004) Information on remuneration is provided in Clause 5.3 of the company's quarterly report for the 1rd quarter of 2005
8.	The Board of Directors of the issuer shall approve a document defining the terms and methods of disclosing information about the issuer.	Fulfilled	The Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
9.	The issuer's Board of Directors shall approve a document on the use of information on the issuer's activity, the company's securities and deals on them, which cannot be accessed by the public and, in the event of its disclosure, can have a material effect on the market price of the issuer's securities.	Fulfilled	Chapter 7 of the Provisions on Information Policy (approved by the Board of Directors, Minutes 31 dated July 23, 2004)
10.	The Board of Directors of the issuer shall approve a document defining procedures for internal control of the issuer's financial and commercial operations; fulfillment of these procedures shall be supervised by a special department of the issuer, which shall report any violations uncovered to the audit committee.	Fulfilled	Regulations of the Internal Audit Department (approved by the Board of Directors, Minutes No. 31 dated July 23, 2004)
Special requirements for joint-stock companies			
11.	Notice of a general meeting of shareholders shall be given at least 30 days prior to the meeting, unless the law provides for a longer period.	Fulfilled	Clause 13.11 of the Articles of Association (Version 7, registered by Inspection 36 of the Tax Ministry of Russia on August

			18, 2004)
12.	The joint-stock company has taken an obligation not to exempt an acquirer of the obligation from offering shareholders the option of selling their common shares in the company (issued securities convertible into common shares), in the event of acquiring 30 or more percent of the common shares in the joint-stock company.	Fulfilled	Clause 4.4 of the Provisions on Material Corporate Transactions (approved by the Board of Directors, Minutes No. 20 dated March 7, 2003)
Special requirements for issuers that are not joint-stock companies			
13.	Issuers that are not joint-stock companies shall fulfill the provisions of regulations issued by the federal agency, defining the requirements for the disclosure of information for joint-stock companies.		

*** - This field shall be filled out in the event of partial compliance or non-compliance with the norms of corporate conduct.**

General Director
OAO RBC Information Systems

«РБК Информационные Системы»
МОСКВА

Yury Rovensky